Nuveen Securities

333 West Wacker Drive

Chicago, IL 60606

P 312 917 7700

www.nuveen.com

May 25, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Kieran Brown

Re:	Request for Acceleration of the Effective Date of Nuveen Municipal High Income Opportunity Fund’s (the “Fund”) Post-Effective Amendment No. 6 Under the Securities Act of 1933 and Amendment No. 22 Under the Investment Company Act of 1940 Filed on May 24, 2012 (File Nos. 333-161462 and 811-21449)

Dear Mr. Brown

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 1:00 p.m., Eastern Time, Friday May 25, 1012, or as soon thereafter as practicable.

In connection with this request, Nuveen Securities, LLC, the underwriter for the Fund, has also signed this letter requesting acceleration.

Very truly yours,

Nuveen Municipal High Income Opportunity Fund	Nuveen Securities, LLC
/s/Gifford. R. Zimmerman By: Gifford R. Zimmerman Title: Chief Administrative Officer	/s/Gifford. R. Zimmerman By: Gifford R. Zimmerman Title: Managing Director, Assistant Secretary and Associate General Counsel